SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

Braskem S.A. (“Braskem”), by itself and its controlled company EDSP58 Participações S.A. (“Offeror”), in compliance with the provisions in CVM Ruling 361/02, discloses to the market that it was informed by the management of Copesul – Companhia Petroquímica do Sul (“Copesul”) that the shareholders owning Copesul outstanding shares requested, on August 29, 2007, pursuant to article 4-A of Law 6404/76 (“Corporation Law”), to call a special meeting of shareholders of the outstanding shares in order to resolve the necessity of carrying out a new appraisal of Copesul (“Special Meeting”).

As set forth by law, after verifying compliance with the legal requirements to request the holding of a Special Meeting, Copesul’s management shall call the Special Meeting upon publication of the respective call notice. Submitted the request for installment of the Special Meeting, the period of thirty (30) days to carry out the auction for Public Tender Offer for the acquisition of the shares seeking to its delisting from São Paulo Stock Exchange (“Tender Offer”) is suspended, after the lapse of fifteen (15) days to carry out the auction.

The quorum for approval of a new appraisal shall consist of the majority of the shareholders owning outstanding shares that attend the Special Meeting, with due regard for the definition contained in item 1.2.1 of the Offer Notice published on August 14, 2007 (“Offer Notice”).

Should the Special Meeting resolve (i) not to carry out a new appraisal of Copesul, or (ii) to carry out a new appraisal, and the appraisal report ascertains an amount equal to or lower than the initial value of the Tender Offer, the acquisition price of R$ 37.60 per common share issued by Copesul, pursuant item 1.2.3 of the Offer Notice (“Acquisition Price”), shall be maintained and the course of the Tender Offer for the remaining period of fifteen (15) days shall be immediately resumed. In this case, Braskem shall publish the notice of relevant fact with the new date of holding of the Tender Offer auction.

If the Special Meeting resolves to carry out a new appraisal and the report ascertains an amount in excess of the Acquisition Price proposed by Braskem, through the Offeror, Braskem shall have the option to desist of the Tender Offer, under the terms of articles 23 and 24, IV of CVM Ruling 361/02.

São Paulo, August 29, 2007

Carlos Fadigas
Chief Financial and Investors Relations Officer
BRASKEM S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 31, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.